Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Qinhui Development International Limited	The British Virgin Islands
Qinhui Technology (HK) Limited	Hong Kong
Anhui Qinhui Intelligent Machinery Co., Ltd.	People’s Republic of China
Wuhu Qinhui Technology Co., Ltd.	People’s Republic of China
Wuhu City Qinhui Auto Parts Manufacturing Co., Ltd.	People’s Republic of China